Cannabinoid Biosciences, Inc.

3699 Wilshire Blvd., Suite 610

Los Angeles, CA 90010, USA

March 8, 2019

VIA EDGAR

Securities Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

     Re: Cannabinoid Biosciences, Inc.

Offering Statement on Form 1-A

Filed on December 11, 2018

Amendment No. 1 to Offering Statement on Form 1-A

Filed on December 17, 2018

File No. 024-10924

Withdrawal of Acceleration Request - Offering Statement on Form 1-A (File No. 024-10924)

To whom it may concern:

Reference is made to our letter, filed as correspondence via EDGAR on March 7, 2019, in which we requested the acceleration of the qualification date of the above-referenced Offering Statement for March 12, 2019 10:00 a.m. ET, or as soon thereafter as is reasonably practicable.

We are no longer requesting that such Offering Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the qualification date.

Sincerely,

/s/ Patience C. Ogbozor

Patience C. Ogbozor

President and Chief Executive Officer

Cannabinoid Biosciences, Inc.